Sub-Item 77C:  Matters Submitted to a Vote of Security Holders

Shareholder meeting information for the meeting held on August 12, 2009

On August 12, 2009, the holders of the Fund’s common stock and auction preferred stock (“APS”) were asked to: (i) elect four directors; (ii) consider and vote upon a new advisory and administration contract between the Fund and UBS Global Asset Management (Americas) Inc. (“UBS Global AM”); (iii) approve a change in the Fund’s investment policies to address recent market developments and make the Fund more competitive; (iv) consider a stockholder proposal recommending that the board of directors take action, subject to market conditions, to afford common and preferred stockholders an opportunity to realize the net asset value of their shares; and (v) consider a stockholder proposal that the investment advisory agreement between the Fund and UBS Global AM be terminated.  The holders of the Fund’s APS also were asked to elect two directors on August 12, 2009.  A stockholder, Full Value Offshore Partners L.P., also proposed its own slate of nominees for election to the Fund’s board of directors (the “Board”).  The August 12, 2009 meeting was the Fund’s 2009 Annual Meeting of Shareholders.

Quorum

The presence, in person or by proxy, of stockholders entitled to cast a majority of the votes entitled to be cast at the Annual Meeting (that is, a majority of the shares outstanding as of the record date) was necessary to constitute a quorum for the transaction of business.  At the meeting, the holders of approximately 69.12% of the common stock and APS outstanding as of the record date were represented in person or by proxy (14,260,093 votes), thus constituting a quorum for the matters to be voted upon by all stockholders at the Annual Meeting.  An insufficient number of holders of APS were present in person or by proxy to constitute a quorum of the holders of APS. Approximately 46.52% of the holders of APS were represented in person or by proxy (1,442 votes).

Election of directors.  Each of the individuals nominated by Full Value Offshore Partners L.P. for election by holders of both the outstanding common stock and APS, namely Phillip Goldstein, Gerald Hellerman, Rajeev Das and Andrew Dakos, received a plurality of the votes cast in the election of directors and were elected to the Board.

The election of the two directors to be voted upon solely by holders of the APS could not take place at the Annual Meeting due to the absence of a quorum.  Under Maryland law, the two persons who had served as directors of the Fund and who were last elected by the APS holders in 2007, Professor Meyer Feldberg and Ambassador Richard R. Burt, “held over” and continued to serve as directors until they resigned, after the certification of results showing that the other directors who had been nominated with them for re-election were not re-elected.

Proposed new advisory and administration agreement.  The proposed new investment advisory and administration agreement between the Fund and UBS Global AM did not receive the required vote of the lesser of more than 50% of the shares outstanding or 67% or more of the shares present in person or by proxy at the meeting.  Approximately 49.83% of the holders of stock present in person or by proxy (7,105,096 votes) voted “FOR” the proposed agreement, while 48.63% of the holders of stock present in person or by proxy (6,934,139 votes) voted “AGAINST” the proposed agreement.

Proposed change in the Fund’s investment policies.   The proposed change in the Fund’s investment policies received greater than the required vote of 67% or more of the shares present in person or by proxy at the meeting.  Approximately 79.72% of the holders of stock present in person or by proxy (11,368,094 votes) voted “FOR” the proposed change.

Stockholder proposals.  The stockholder proposal recommending that the Board take action, subject to market conditions, to afford common and preferred stockholders an opportunity to realize the net asset value of their shares received greater than the required vote of 50% or more of the shares present in person or by proxy at the meeting.  Approximately 93.89% of the holders of stock present in person or by proxy (13,389,125 votes) voted “FOR” this proposal.

The stockholder proposal to terminate the investment advisory agreement between the Fund and UBS Global AM did not receive the required vote of the lesser of more than 50% of the shares outstanding or 67% or more of the shares present in person or by proxy at the meeting.  Approximately 55.03% of the holders of stock present in person or by proxy (7,847,865 votes) voted “FOR” the termination and 41.76% of the holders of stock present in person or by proxy (5,954,488 votes) voted “AGAINST” the termination of the agreement.

As a result of the change in control of the board, UBS Global AM gave notice of its termination of its relationship with the Fund.   Under the Investment Advisory and Administration Agreement between UBS Global AM and the Fund (the “Contract”), termination became effective on October 18, 2009.  The Contract required 60 days’ advance notice of termination to be provided by UBS Global AM.

The actual voting results for the agenda items were as follows:

Proposal to elect four (4) directors:

	FOR	% of Quorum	% of O/S*	WITHHELD	% of Quorum	% of O/S
Andrew Dakos	7,098,343	49.78%	34.41%	133,423	0.94%	0.65%
Phillip Goldstein	7,091,092	49.73%	34.37%	140,674	0.99%	0.68%
Gerald Hellerman	7,090,102	49.72%	34.37%	141,664	0.99%	0.69%
Rajeev Das	7,096,830	49.77%	34.40%	134,936	0.95%	0.65%

Richard Q. Armstrong	6,679,873	46.84%	32.38%	348,454	2.44%	1.69%
Alan S. Bernikow	6,688,103	46.90%	32.42%	340,224	2.39%	1.65%
Bernard H. Garil	6,690,400	46.92%	32.43%	337,927	2.37%	1.64%
Heather R. Higgins	6,682,986	46.86%	32.39%	345,341	2.42%	1.67%

Proposal to approve new investment advisory and administration agreement:

FOR	% of Quorum	% of O/S	AGAINST	% of Quorum	% of O/S	ABSTAIN	% of Quorum	% of O/S
7,105,096	49.83%	34.44%	6,934,139	48.63%	33.61%	220,854	1.55%	1.07%

Proposal to change the Fund’s investment policies:

FOR	% of Quorum	% of O/S	AGAINST	% of Quorum	% of O/S	ABSTAIN	% of Quorum	% of O/S
11,368,094	79.72%	55.10%	2,666,949	18.70%	12.93%	225,049	1.58%	1.09%

*O/S = outstanding shares
Stockholder proposal recommending that the board of directors take action, subject to market conditions, to afford common and preferred stockholders an opportunity to realize the net asset value of their shares:

FOR	% of Quorum	% of O/S	AGAINST	% of Quorum	% of O/S	ABSTAIN	% of Quorum	% of O/S
13,389,125	93.89%	64.90%	669,461	4.69%	3.24%	201,503	1.41%	0.98%

Stockholder proposal that the investment advisory agreement between the Fund and UBS Global AM be terminated:

FOR	% of Quorum	% of O/S	AGAINST	% of Quorum	% of O/S	ABSTAIN	% of Quorum	% of O/S
7,847,865	55.03%	38.04%	5,954,488	41.76%	28.86%	457,738	3.21%	2.22%

As noted above, given the lack of a quorum of APS holders on August 12, 2009, a vote was not taken with respect to the two directors who were to be elected solely by APS holders.

On September 1, 2009, the board appointed the following two additional directors: James Chadwick and Ben Hormel Harris.

The Fund does not have detailed information regarding any broker non-votes. (Broker non-votes are shares held in street name for which the broker indicates that instructions have not been received from the beneficial owners or other persons entitled to vote and for which the broker does not have discretionary voting authority.)